Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2019 Results

*Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 11, 2020 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter and full year ended December 31, 2019.

The following will summarize our business in the fourth quarter of 2019 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2019

●	Revenues of $6.7 million, compared to $4.5 million in the fourth quarter of 2018, with the increase attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $2.8 million during the quarter.
●	Operating income was $1.2 million, or 18% of revenue, compared to $1.5 million, or 33% of revenue in the fourth quarter of 2018.
●	Net income of $1.3 million or $0.07 per share, compared to $1.4 million or $0.07 per share in the fourth quarter of 2018.
●	Cash flow from operating activities was $1.2 million, compared to $0.6 million in the fourth quarter of 2018.
●	One new win.

Financial Highlights of Full Year 2019

●	Revenues of $22.7 million, compared to $18.1 million in 2018, with the increase attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $6.1 million during the year.
●	Operating income was $5.0 million, or 22% of revenue, compared to $5.3 million, or 30.0% of revenue in 2018.
●	Net income of $5.1 million, or EPS of $0.26 (diluted EPS of $0.25), compared to $5.1 million, or $0.27 per share in 2018.
●	Cash flow from operating activities was $6.7 million, compared to $4.5 million in 2018.
●	Cash position of approximately $15.3 million as of December 31, 2019.

As of December 31, 2019, we had 214 employees, compared to 221 as of December 31, 2018.

Monica Iancu, MIND CTI’s President and Chief Executive Officer, commented: “Our lower revenues and income from our billing platform reflect the expected and previously announced negative impact of a few customers under maintenance or SaaS agreements that decided to exit their business. Also, as we continue to be challenged by the shrinking relevant telecom markets and strong competition, we lately have encountered fewer new customers, and our new wins, compared to wins a few years ago, have lower initial proceeds. At the same time, we are satisfied with the two acquisitions we completed in 2019. These new subsidiaries have performed well for us, but their profit margins are lower than that of our core business. Given our strong cash position and our experienced organization, we believe that we have the required resources to respond to market needs, continue to invest in our core business, bringing permanent value to existing customers and maintaining up-to-date technology, to be relevant for future market trends in our core billing, analytics and messaging platforms, as well as continue with our dividend policy and at the same time focus on targeting potential acquisitions that could be a source of growth.”

Message Mobile GmbH Results

After reviewing the revenue recognition methodology for messaging and mobile payment transactions, based on the key principal-versus-agent considerations under ASC 606, Revenues from Contract with Customers, we concluded to recognize revenues from Message Mobile’s mobile payments line of business on a “net basis” instead of a “gross basis”. Consequently, only our share in the processed transactions is recognized as revenues.

As a result of the above, our final consolidated revenues for Q2 2019 were $5.7 million instead of $6.0 million (Message Mobile being $1.6 million instead of $1.9 million) and the final consolidated cost of revenues were $2.9 million instead of $3.2 million (Message Mobile being $1.3 million instead of $1.6 million).

Our final consolidated revenues for Q3 2019 were $5.8 million instead of $6.1 million (Message Mobile being $1.7 million instead of $2.0 million) and the final consolidated cost of revenues were $2.7 million instead of $3.0 million (Message Mobile being $1.3 million instead of $1.6 million).

All the other metrics, including gross profit, operating income and cash, are unchanged from the preliminary Q2 and Q3 amounts announced in 2019.

Revenue Distribution for Q4 2019

Revenues in the Americas represented 41%, revenues in Europe represented 52% (including the Message Mobile and GTX revenues in Germany that represented 42%) and revenues in Israel represented 4% of our total revenues.

Revenues from our customer care and billing software were $3.1 million, or 46% of total revenues, revenues from enterprise messaging and payment solutions were $2.8 million, or 42% of total revenues, and revenues from our enterprise call accounting software were $0.8 million, or 12% of total revenues.

Revenues from licenses were $0.6 million, or 9% of total revenues, while revenues from maintenance and additional services were $6.1 million, or 91% of total revenues.

Revenue Distribution for Full Year 2019

Revenues in the Americas represented 53%, revenues in Europe represented 39% (including the Message Mobile and GTX revenues in Germany that represented 27%) and revenues in Israel represented 6% of our total revenues.

Revenues from our customer care and billing software were $13.6 million, or 60% of total revenues, revenues from enterprise messaging and payment solutions were $6.1 million, or 27% of total revenues, and revenues from enterprise call accounting software were $3.0 million, or 13% of our total revenues.

Revenues from licenses were $2.3 million, or 10% of total revenues, compared to $2.1 million, or 12% of total revenues in 2018, while revenues from maintenance and additional services were $20.4 million, or 90%, compared to $16.0 million or 88% of total revenues in 2018.

Q4 2019 New Win

Our new win is a seven-year contract with one of the largest wireless internet service providers (WISP) in the United States, which uses fixed wireless and fiber-optic technology to deliver high-speed internet and voice services to the under-served enterprise, commercial, governmental agencies and residential markets of rural and suburban North Central Texas and Southern Oklahoma.  MIND will deploy its unique full suite that includes order management, inventory management, scheduling, workforce management, provisioning, mediation, billing, customer care, self-care and reporting.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, according to which we declare, subject to specific Board approval and applicable law, a dividend distribution once per year, we have distributed 17 annual dividends and one special dividend. We continue to believe that our annual dividends enhance shareholder value.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board of Directors declared on March 11, 2020, a gross dividend of $0.24 per share. The record date for the dividend will be March 25, 2020 and the payment date will be April 16, 2020. Tax will be withheld at a rate of 20%.

Update on Acquisitions

As previously announced, we believe that messaging needs are expanding worldwide, be it in traditional text (SMS) or in instant messaging and we continue targeting potential acquisitions that could be a source of growth.

Following our two acquisitions in messaging in March 2019 and September 2019 in Germany, we are focused on the integration of Message Mobile and GTX.

We continue to explore growth through consolidation by focusing on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

AGM

MIND also announced today that its 2020 Annual General Meeting of Shareholders will be held on Tuesday, May 12, 2020 at 10:00 A.M. (Israel time), at the offices of the Company, HaCarmel 2, Yoqneam 20692, Israel.

Shareholders of record at the close of business on April 9, 2020 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members. The right under Israeli law of 1% shareholders to request the addition of appropriate matters to the agenda shall expire 14 days after the date of this notice.

The agenda of the meeting is as follows:

(i)	to re-appoint Brightman Almagor Zohar (a firm in the Deloitte Global Network) as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Joseph Tenne as a Class II director of the Company until the 2023 Annual General Meeting;

(iii)	to elect Mr. Itay Barzilay as a Class II Director of the Company until the 2023 Annual General Meeting; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2019.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. dollars in thousands (except per share data)

Revenues	$6,689	$4,458	$22,664	$18,135
Cost of revenues	3,378	1,288	10,126	6,146
Gross profit	3,311	3,170	12,538	11,989
Operating expenses:
Research and development	1,136	948	4,186	3,747
Selling and marketing	357	253	1,225	1,268
General and administrative	605	493	2,087	1,624
Total operating expenses	2,098	1,694	7,498	6,639
Operating income	1,213	1,476	5,040	5,350
Financial income, net	209	77	483	222
Income before taxes on income	1,422	1,553	5,523	5,572
Taxes on income	92	113	458	438
Net income	$1,330	$1,440	$5,065	$5,134

Earnings per share - in U.S. dollars:
Basic	$0.07	$0.07	$0.26	$0.27
Diluted	$0.07	$0.07	$0.25	$0.27

Weighted average number of shares used in computation of earnings per share - in thousands:
Basic	19,832	19,404	19,746	19,344
Diluted	20,025	19,467	19,962	19,561

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,
	2019	2018
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$6,479	$2,739
Short-term bank deposits	6,795	8,714
Marketable securities	1,916	4,352
Accounts receivable, net:
Trade	3,082	2,130
Other	577	560
Prepaid expenses and deferred cost of revenues	224	209
Inventories	4	4
Total current assets	19,077	18,708

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities	129	105
Long-term bank deposits	-	98
Severance pay fund	1,725	1,439
Deferred income taxes	36	34
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	167	164
RIGHT-OF-USE ASSETS, net of accumulated depreciation	1,290	-
INTANGIBLE ASSETS, net of accumulated amortization	761	-
GOODWILL	7,910	5,430
Total assets	$31,095	$25,978

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$2,066	$147
Other	2,048	1,501
Current maturities of lease liabilities	292	-
Deferred revenues	1,892	1,788
Total current liabilities	6,298	3,436

LONG TERM LIABILITIES:
Deferred revenues	103	43
Lease liabilities, net of current maturities	983
Accrued severance pay	1,775	1,517
Total liabilities	9,159	4,996

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,050	26,404
Accumulated other comprehensive loss	(884)	(877)
Accumulated deficit	(3,080)	(3,084)
Treasury shares	(1,204)	(1,515)
Total shareholders’ equity	21,936	20,982
Total liabilities and shareholders’ equity	$31,095	$25,978

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,330	$1,440	$5,065	$5,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61	18	151	84
Deferred income taxes, net	(2)	(1)	(2)	(2)
Accrued severance pay	(125)	39	111	113
Realized loss (gain) on sale of marketable securities	-	(32)	(24)	(32)
Unrealized loss from marketable securities, net	(2)	45	(93)	78
Employees share-based compensation expenses	53	73	200	224
Gain on disposal of subsidiary	-	-	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	692	(941)	805	(750)
Other	(187)	9	187	350
Decrease (increase) in prepaid expenses and deferred cost of revenues	92	243	(15)	138
Decrease in inventories	-	-	-	-
Increase (decrease) in accounts payable and accruals:
Trade	(206)	45	138	34
Other	81	(83)	20	664
Change in operating lease liability	(67)	-	(15)	-
Increase (decrease) in deferred revenues	(480)	(238)	153	(1,569)
Net cash provided by operating activities	1,240	617	6,681	4,466

Cash flows from investing activities:
Proceeds from sales (investment in) of marketable securities, net	92	902	2,529	1,846
Acquisition of subsidiaries	-	-	(2,310)	-
Purchase of property and equipment	(26)	(1)	(52)	(46)
Severance pay funds	63	(45)	(139)	(105)
Proceeds from (investment in) short-term bank deposits	423	(577)	2,017	(2,612)
Net cash provided by (used in) investing activities	552	279	2,045	(917)

Cash flows from financing activities:
Employee stock options exercised and paid	-	-	-	39
Dividend paid	-	-	(5,061)	(5,799)
Net cash used in financing activities	-	-	(5,061)	(5,760)

Translation adjustments on cash and cash equivalents	16	-	11	-

Increase (decrease) in cash and cash equivalents	1,808	896	3,676	(2,211)
Balance of cash, cash equivalents and restricted cash at beginning of period	4,671	1,907	2,803	5,014
Balance of cash, cash equivalents and restricted cash at end of period	$6,479	$2,803	$6,479	$2,803